Exhibit 99.1

Burcon’s Peazazz Pea Protein Semi-Works Plant Commissioned and Operational

Plant Enables Burcon to Produce Tonnage Amounts of Peazazz As Needed by Key Potential Customers and Partners for Food & Beverage Product Development

Vancouver, British Columbia, August 23, 2013— Burcon NutraScience Corporation (TSX:BU, NASDAQ:BUR), a leader in developing functionally and nutritionally valuable plant-based proteins, has completed on schedule the startup and now the commissioning of its semi-works plant in Winnipeg for its revolutionary Peazazz® pea protein.

The newly commissioned plant utilizes commercial-scale equipment which will be capable of producing the tonnage amounts required by certain significant food and beverage makers looking to conduct full-scale, real-world market evaluations of Peazazz in their consumer products. The plant also supports the company’s ongoing discussions with companies who are potential partners with Burcon for the production and marketing of Peazazz.

“The commissioning of our Peazazz semi-works plant marks a significant advancement in the commercialization of this amazing pea protein,” said Johann F. Tergesen, Burcon’s president and COO. “We had already established the unique functional and nutritional attributes of Peazazz with our pilot-scale plant to produce small samples, and now we can demonstrate how Peazazz can be economically produced using commercial-scale equipment.”

While the new semi-works plant utilizes commercial-scale equipment, it will only be used to produce the amounts of Peazazz needed for targeted market development activities with certain prospective customers. By functioning as a model for potential manufacturing partners to emulate, the plant can also ultimately shorten their time-to-market.

The timing of this commissioning and startup coincides with the company’s official launch of Peazazz at the 2013 Institute of Food Technologists Annual Meeting and Food Expo held a few weeks ago in Chicago. Peazazz was well received by food and beverage makers in attendance, as well as potential alliance partners.

About Peazazz

Derived from field peas, Peazazz’s uniquely clean flavor characteristics, exceptional solubility and nutritional value make it ideal for use in a variety of food, beverage and nutritional products. Ideal applications for Peazazz include sports nutrition beverages, citrus-based drinks, fruit-flavored beverages, fruit juice blends, fortified waters, dairy alternative products and powdered beverage mixes. Peazazz can also fortify snacks, cereals and diet products, as well as gluten-free, vegetarian and vegan food products.

Compared to other plant-based proteins, pea proteins are also hypoallergenic and more environmentally sustainable. Pea plants have a unique ability to draw in nitrogen from the atmosphere and store it in their roots. This allows producers to use less fertilizer when replenishing the soil, making pea a desired and truly sustainable crop.

About Burcon NutraScience Corporation
Burcon NutraScience is a leader a leader in developing functionally and nutritionally valuable plant-based proteins. The company has developed a portfolio of composition, application, and process patents originating from a core protein extraction and purification technology. Burcon’s CLARISOY™ soy protein offers clarity and high-quality protein nutrition for low pH beverage systems; Peazazz® is a uniquely soluble and clean-tasting pea protein; and Puratein®, Supertein™ and Nutratein® are canola protein isolates with unique functional and nutritional attributes. For more information about the company, visit www.burcon.ca.

ON BEHALF OF THE BOARD OF DIRECTORS
“Johann F. Tergesen”
Johann F. Tergesen
President and Chief Operating Officer

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact included in this release are forward-looking statements, including, without limitation, statements regarding plans and timing for the introduction or enhancement of our products, statements about future market conditions, supply and demand conditions, and other expectations, intentions and plans contained in this press release. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon's plans and expectations include the actual results of marketing activities, adverse general economic, market or business conditions, regulatory changes and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled "Risk Factors" in Burcon's annual information form dated June 25, 2013. Any forward-looking statement or information only speaks as of the date on which it was made and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such.

CLARISOY is a trademark of Archer Daniels Midland Company.

Media & Industry Contact:
Michael Kirwan
Director, Corporate Development
Burcon NutraScience Corporation
Tel (604) 733-0896, Toll-free (888) 408-7960
mkirwan@burcon.ca
www.burcon.ca

Investor Relations Contact:
John MacLennan
Managing Director
Liolios Group Inc.
Tel (416) 644-8688
bur@liolios.com